1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD SUSPENDS OPERATIONS AT ITS BURNSTONE MINE

September 11, 2012, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE MKT: GBG; JSE: GBG) announces that it has suspended operations at the Company’s Burnstone mine located in the Witwatersrand Basin of South Africa as at September 11, 2012. The suspension of all development and production activities follows a recommendation from the Company’s strategic review special committee, the formation of which was announced on August 15, 2012. The recommendation is based on the Company’s inability to continue funding the working capital required by Burnstone to achieve cash flow breakeven, which would have taken until May 2013 at current ramp-up rates. The Company is seeking financing for the immediate costs associated with the shut-down which are estimated in the range of $30 - $40 million dollars (inclusive of currently overdue accounts payable) together with ongoing monthly costs in the $1.2 million range for a care and maintenance program once it is developed and implemented. There is currently no certainty that such financing will be made available to the Company.

The Company also wishes to announce the resignation of Philip Kotze as a director of the Company on September 6, 2012. Mr. Kotze’s contribution as a director was valuable and we thank him for it.

Lou van Vuuren, interim CEO, commented on the suspension: “While it is disappointing that operations at Burnstone had to be suspended, especially given the recently improved progress there, the Board had to take this step pending the completion of the strategic review process and potential financial restructuring. Burnstone remains a very valuable project with over 6 million ounces of gold in proven and probable reserves1 and a forecast life of mine in excess of 25 years. The Board thanks the many dedicated and hard-working employees and contractors who contributed to bringing this project from discovery to early stage production. We believe that following the injection of sufficient new capital, this asset will demonstrate its long-term value to investors and employees.”

Lou van Vuuren
CEO (interim)

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services Michael Curlook, Head of Investor Services at 1-888-633-9332.

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1 As per January 2011 Mineral Reserve Statement less depletion up to June 30, 2012.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the Company’s liquidity challenges and need for near term financing uncertainties related to project realization values
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

There is currently no certainty that the financing required to shut down Burnstone will be made available to the Company.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.